Exhibit 99.1

Obsidian Energy Announces $30.0 Million Term Loan Repayment, Operations Update and Facility Acquisition

• Seal 9-15 gas plant acquired in Peace River area

• Second half capital program well underway in Cardium and Peace River

CALGARY, September 13, 2022 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces the full repayment of the $30.0 million non-revolving term loan (the “Term Loan”) from free cash flow from our operations. The Term Loan was part of our new syndicated credit facilities with initial borrowing capacity of $205.0 million that was entered into with our debt refinancing completed in July 2022. With the repayment of the Term Loan, our remaining debt consists of a $175.0 million revolving syndicated credit facility with a term-out period of July 27, 2024, and $127.6 million of senior unsecured notes due July 27, 2027.

“We are in a substantially stronger financial position from where the Company was a year ago,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “With the recent refinancing and our repayment of the Term Loan, we are on track to reach our 2022 guidance range of net debt to funds flow from operations of less than 0.6x.”

OPERATIONS UPDATE

Our second half 2022 development program is well underway in our core areas with several of the newly drilled wells rig-released and expected to be on production by mid-October. Approximately nine (9.0 net) wells have been rig-released thus far in the third quarter: four (4.0 net) Cardium wells in Pembina and Willesden Green, four (4.0 net) Bluesky wells in Peace River, and one (1.0 net) Mannville gas well in Willesden Green. In addition, all eight (8.0 net) Viking wells are on production with initial results in line with forecast as they clean up. A significant aspect of the Viking program is the step-out well drilled to test the western extent of the play, which displayed a peak 10-day initial production rate of 218 boe/d (86 percent oil) and opens up additional development and reserves in the area.

ACQUISITION OF SEAL 9-15 GAS PLANT IN PEACE RIVER

Obsidian Energy also announces that we purchased the Seal 9-15 gas plant within our core Peace River asset. The acquisition keeps with our established approach of owning the majority of required processing capacity in our operating areas. With this addition, Obsidian Energy owns a dominant infrastructure position in the Peace River area that includes 70 percent of the total area gas processing capacity, of which the Seal gas plant contributes approximately 10 mmcf/d. Obsidian Energy currently delivers less than 1 mmcf/d of gas to the facility, leaving ample room for our near term and future development.

The acquisition also supports the Company’s commitment to protect the environment through our ongoing work to reduce flaring. In the context of the Alberta Energy Regulator’s Directive 84 and 60 gas conservation regulations for Peace River, ownership of the gas plant provides us with takeaway capacity in an area that is anticipated to see increased future Clearwater and Bluesky development.

Stephen Loukas continued, “The Seal 9–15 gas plant is a key piece of infrastructure in the Peace River area. Given our intention to begin drilling our significant Clearwater holdings and expanding our Bluesky development, we took the opportunity to expand our facility ownership in this important area that is key to our future growth plans.”

HEDGING UPDATE

The Company has continued to hedge WTI in order to protect cash flow as we execute on our capital program and repay debt. We expect to expand our commodity hedge position over the coming months as we solidify our 2023 plans. Currently, we have the following financial oil and gas contracts in place on a weighted average basis:

WTI Oil Contracts

Type	Remaining Term	Volume (bbls/d)	Bought Put Price (C$/bbl)	Sold Call Price (C$/bbl)	Swap Price (C$/bbl)
Swap	August 2022	5,000			$125.07
Collar	August 2022	5,000	$118.00	$135.39
Swap	September 2022	7,500			$120.75
Collar	September 2022	2,350	$114.01	$125.39
Collar	October 2022	10,000	$109.75	$130.07
Collar	November 2022	5,000	$105.75	$129.88

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Swap Price (C$/mcf)
Swap	August -October 2022	26,065	$4.74

PETERS & CO. ENERGY CONFERENCE PRESENTATION

Obsidian Energy is pleased to be participating at the Peters & Co. 26th Annual Energy Conference from September 13 to 15, 2022 in Toronto, Ontario (the “Conference”). Stephen Loukas, Interim President and CEO will discuss the Company at 4:00 p.m. ET (2:00 p.m. MT) on Wednesday, September 14, 2022. The presentation will be webcast with the link and associated information available on our website.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

ABBREVIATIONS

Oil		Natural Gas
bbl/d	Barrels per day	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
WCS	Western Canadian Select	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities as indicators of our performance. The Company’s unaudited consolidated financial statements and notes and management’s discussion and analysis (“MD&A”) as at and for the three and six months ended June 30, 2022 are available on the Company’s website at www.obsidianenergy.com and under our SEDAR profile at www.sedar.com. The disclosure under the section “Non-GAAP and Other Financial Measures” in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: free cash flow, net debt and funds flow from operations (“FFO”). These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three and six months ended June 30, 2022, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

Non-GAAP Ratios

The following measure is a non-GAAP ratio: net debt to funds flow from operations, which uses both net debt and FFO as components. This non-GAAP ratio is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other issuers.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. More particularly and without limitation, this news release contains forward-looking statements and information concerning: our expectation for reaching out 2022 guidance range for net debt to funds flow from operations; our development plan and on-production dates; our expectations in connection with our gas plant acquisition; our hedges; expectations for the 2023 program; and our webcast presentation in connection with the Conference.

The forward-looking statements are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A; future inflation rates; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to finance the repayment of our senior notes; our ability to add production and reserves through our development and exploitation activities; and the retention of key management and employees.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this news release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our 2022 capital budget and 2023 preliminary forecast in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the COVID-19 and/or other factors pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our syndicated credit facility and the maturity date of our notes is not further extended (if necessary), that the borrowing base under our syndicated credit facility is reduced, that the Company is unable to renew or refinance our syndicated credit facilities on acceptable terms or at all and/or finance the repayment of our notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or all of our syndicated credit facilities and notes; the possibility that we breach one or more of the financial covenants pursuant to our agreement with our lenders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; the risk that our costs increase significantly due to inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas including the ongoing war between Russia and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic and/or public opinion and/or special interest groups.

The forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein.

Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2021, which is available on the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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